Contact

www.linkedin.com/in/jackpgunn
(LinkedIn)

Top Skills

Investment Management

Fixed Income

Equities

Certifications

CERTIFIED FINANCIAL
PLANNER™

Jack G.

CFO at VEL
Fernandina Beach, Florida, United States

Experience

VEL
3 years 5 months

Chief Financial Officer
August 2022 - Present (1 year 5 months)
United States

COO
August 2020 - August 2022 (2 years 1 month)
Fernandina Beach, Florida, United States

We are a premium utopian /technologically forward/ work cafe for the 21st
Century to usher the world's transition to a new flexible era of work.

Veritable, LP
16 years 5 months

Partner
January 2014 - December 2020 (7 years)

Portfolio Manager
August 2004 - January 2014 (9 years 6 months)

UBS
Financial Advisor
June 2001 - August 2004 (3 years 3 months)
Philadelphia, Pennsylvania, United States

Princeton Equity Partners
Financial Advisor
June 2000 - June 2001 (1 year 1 month)
Princeton, New Jersey, United States

Prudential Financial
Registered Representative
May 1999 - June 2000 (1 year 2 months)
Philadelphia, Pennsylvania, United States

Education

Penn State University
Bachelor of Science - BS, Business Administration · (1999)